

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03056213

NO ACT
P.E 1-31-03
1-14888

April 4, 2003

Thomas J. Poletti
Kirkpatrick & Lockhart LLP
10100 Santa Monica Boulevard
Seventh Floor
Los Angeles, CA 90067

Act 1934
Section 14A-8
Rule
Public Availability 4-4-2003

Re: Genetronics Biomedical Corporation
Incoming letter dated January 31, 2003

Dear Mr. Poletti:

This is in response to your letter dated January 31, 2003 concerning the shareholder proposal submitted to Genetronics by Don Denis. We also have received a letter from the proponent dated February 4, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Don Denis
11352 Mandrake Pt.
San Diego, CA 92131

CRGA

Kirkpatrick & Lockhart LLP

10100 Santa Monica Boulevard
Seventh Floor
Los Angeles, California 90067
310.552.5000
310.552.5001 Fax
www.kl.com

January 31, 2003


SEC MAIL PROCESSING
RECEIVED
FEB 03 2003
WASH, D.C. 155 SECTION

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal submitted to Genetronics Biomedical Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities and Exchange Act of 1934 (the "Act"), we have enclosed on behalf of our client, Genetronics Biomedical Corporation, a Delaware corporation (the "Company"), six copies of (i) a stockholder proposal from Mr. Don Denis dated November 1, 2002 (the "Proposal") and attached hereto as Exhibit A and (ii) this letter setting forth the reasons why the above-referenced Proposal should be omitted from the Company's proxy soliciting material for the 2003 Annual Meeting of Stockholders. Please acknowledge your receipt of this letter and its attachments by stamping the first page of a copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

The Company believes that Rule 14a-8(i)(7), Rule 14a-8(i)(1), Rule 14a-8(i)(10) and Rule 14a-8(i)(3) provide the basis for omitting the above-referenced Proposal. By copy of this letter and its attachment, we are also informing the proponent, Mr. Denis, of our intention to omit the Proposal.

I. *Background*

The Company was incorporated under the laws of the state of Delaware on June 15, 2001 and has been publicly traded on the American Stock Exchange since December 8, 1998 (AMEX: GEB) and on the Toronto Stock Exchange from September 2, 1997 to January 17, 2003 (TSX:GEB). The board of directors currently consists of five members, one of which is member of management and four of which are outside directors. The Company's audit committee is comprised entirely of outside board members. James Heppell, a partner with Catalyst Corporate Finance Lawyers ("Catalyst"), was elected to the Company's board of directors on September 29, 1994 and was elected as chairman on March 30, 2001. Catalyst has acted as legal counsel to the Company with respect to general corporate and corporate finance matters and matters concerning the Company's listing on the Toronto Stock Exchange since 1995. The Proposal requests that the Company's stockholders vote that the Company "shall not do business with any company in which an officer, director, or board member has a financial stake in the company in which they are doing business. An example of this type of conflict of interest is Genetronics doing business with Catalyst Corporate Finance Lawyers, where the current Chairman of the Board of the Company, Jim Heppell, is a Partner in Catalyst Corporate Finance Lawyers."

II. *The Proposal May be Omitted Under rule 14a-8(i)(7) Because It Is a Matter of "Ordinary Business Operations."*

A. The Company seeks to omit the Proposal in reliance on Rule 14a-8(i)(7) because the Proposal relates to the conduct of the Company's "ordinary business operations." In pertinent part, Rule 14a-8(i)(7) states that:

> "The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under...the following circumstances: ... (7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant."

Based on Rule 14a-8(i)(7) and prior no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission Staff"), the Proposal may be omitted from the Company's 2003 Proxy Materials because at its core it deals with issues pertaining to "ordinary business operations."

The expressed reason for the "ordinary business operations" exclusion is to "confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders" because "it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." *Avondale Financial Corporation* (August 30, 1995), *citing, Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency,* 85th Cong. 1st Sess. Part 1 at 119 (1957), quoted in Exchange Act Release 34-19135 (October 14, 1982).

The Proposal's attempt to prohibit the Company from doing business with other companies where there is a possibility of a conflict of interest does not warrant a finding that such transactions or business are not of "ordinary business operations." In fact, by requiring the board of directors to avoid all conflicts of interest and not allowing the Company to do business with those companies with which an officer or director has a financial interest, the Proposal would drastically limit the Company's operations.

In *Anchor BanCorp Wisconsin Inc.* (March 26, 1993) and *Pacific Gas and Electric Company* (January 26, 1993), the impetus for the stockholder proposal was the potential or actual conflict of interest. Specifically, in *Anchor BanCorp* the stockholder was concerned that the registrant not retain legal counsel who had appeared against the registrant in other actions. In *Pacific Gas* the stockholder proponent stated that rotating the registrant's auditors would prevent any "cover up" of accounting errors. The registrants in both instances asserted, and the Commission Staff did not disagree, that the board of directors was the appropriate vehicle for determining and resolving conflicts of interest. Although not the focus of the no-action letter in *Residential Mortgages Investments, Incorporated* (May 3, 1991), it is important to note that the Commission Staff allowed the registrant to omit the stockholder proposal pertaining to certain agreements the registrant had entered into despite the existence of a conflict of interest caused by the common directors of registrant and the companies with which it had entered into such agreements. The Commission Staff allowed the stockholder proposal to be omitted because the decision regarding whether or not such agreements were in the best interest of the corporation was a matter of "ordinary business operations". *See also, Niagara Mohawk Power Corporation* (February 12, 1996) (proposal that Niagara Mohawk remove all conflicts of interest whether actual or in appearance could be omitted based on Rule 14a-8(i)(7)).

Moreover, members of the Company's board of directors are required by their fiduciary duties as the directors of the Company and by certain provisions in the Company's by-laws to consider the totality of risks, costs and other factors relevant to identifying the Company's best interests upon each significant transaction that the Company may enter into. Thus, the Company's board of directors is the appropriate forum to make decisions relating to the Company's ordinary business operations, even if such decisions involve potential conflicts of interest. We suggest it would be inappropriate to require any corporation to refrain from beneficial business transactions because of a potential conflict of interest, particularly as most potential conflicts of interest can be dealt with through proper corporate governance procedures. As such, the Proposal can be properly omitted pursuant to rule 14a-8(i)(7).

B. *Exclusion of proposals regarding selection of outside legal counsel.*

The Proposal specifically cites the Company's retention of Catalyst as the Company's counsel as an example of the conflict of interest that it seeks to prohibit the Company from engaging in, specifically, because Mr. Heppell is both a partner at Catalyst and a member of the Company's board of directors. The Commission Staff has stated that the employment and supervision of outside legal counsel is a matter clearly within the discretion of the registrant's board of directors and not the stockholders. *Excalibur Technologies Corporation* (April 30, 1998), *Anchor BanCorp Wisconsin Inc.* (March 26, 1993), *Texas Air Corp.* (April 11, 1984), *Knight-Ridder, Inc.* (January 19, 1989), *Ashland Oil Company* (November 2, 1990) *General Electric Company* (January 19, 1983), *Southern Co.* (March 17, 1981), *Samsonite Corporation* (March 22, 1973), *Lance Inc.* (February 12, 1981) (attorney and stock transfer agent), *Conchemco, Inc.* (December 19, 1978). The Proposal's allegations regarding possible conflict of interest do not warrant a finding that retention of outside counsel is not an issue of "ordinary business operations." In *Excalibur*, involving a proposal that the board establish a policy against retaining certain outside legal counsel, the Commission Staff concurred with the company that the proposal could be excluded because it was directed at matters relating to the conduct of the company's ordinary business operations (i.e., the employment and supervision of outside legal counsel). In *Anchor BanCorp*, the stockholder proposed that the registrant not retain legal counsel who had appeared against the registrant in other actions.

In fact, the Commission Staff has specifically dealt with issues regarding the retention of a law firm, one of whose partners is a member of the board of directors of the subject company. In *Conchemco*, the stockholder proposed that the registrant discontinue retention of a law firm, one of whose partners was a director of Conchemco. The registrants in *Excalibur*, *Anchor BanCorp* and *Conchemco* asserted, and the Commission Staff did not disagree, that the board of directors was the appropriate vehicle for determining and resolving conflicts of interests. As such, the Company's decisions regarding its retention of its counsel is well within its ordinary business operations and should not be restricted by the Proposal.

III. *The Proposal is not a Proper Subject for Stockholders*

Rule 14a-8(i)(1) states that a company may omit a proposal from its proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Section 141(a) of the Delaware General Corporation Law ("DGCL") vests the day-to-day management of a corporation in the board of directors. Specifically, Section 141(a) states that: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

Section 141(a) specifies that any deviation from this general rule must be stated in a Company's Certificate of Incorporation. There are no provisions in the DGCL or in the Company's charter which limit the responsibilities of the board of directors for the "business and affairs" of the corporation or deviate from the general rule. Additionally, the Supreme Court of Delaware has stated that "the bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board." *Pogsotin v. Rice,* 480 A.2d 619, 624 (Del. 1984). That the subject of the Proposal is a matter clearly within the province of the board of directors of the Company is supported by Section 2.1 of the Company's Bylaws which states that "the business and affairs of the corporation shall be managed by or under the direction of a board of directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation."

Furthermore, the Proposal would prevent the Company from doing business with any other company wherein any officer or director of the Company has a financial interest, no matter how small that interest may be. The Commission Staff has recognized that a proposal that mandates as opposed to recommends certain actions by the board of directors intrude upon the board's authority under state law by superseding the board's duty to exercise its business judgment. See *Archer Daniels-Midland Company* (July 10, 1998), *Tandem Computers, Inc.* (November 8, 1995), *Stone & Webster, Inc.* (March 3,

1995). Since the proposal would mandate actions by the board of directors, it can be property omitted from the Company's 2003 Proxy Materials under Rule 14a-8(i)(1).

IV. *The Proposal May Be Omitted Because it is Moot.*

The Commission Staff has held that a stockholder proposal may be omitted as moot based on Rule 14a-8(i)(10) where such proposal has been "substantially implemented". Exchange Act Release 34-20091 (August 16, 1983). The goal of the Proposal is to avoid potential conflicts of interest amongst the Company and its officers and directors. Section 120 of the American Stock Exchange Company Guide requires that "each company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the company's Audit Committee or a comparable body of the Board of Directors for the review of potential conflict of interest situations where appropriate". The Company's audit committee consists of three independent directors who review all on the related party transactions, including the retention of Catalyst, on an on-going basis.

Furthermore, in order to address any possible perception of conflict arising from the Company's retention of Catalyst, on March 30, 2001 the board of directors passed a resolution, with Mr. Heppell abstaining, providing that the board of directors has the sole authority to retain or dismiss Catalyst.

Additionally, AMEX has released a proposal whereby each company listed on the exchange must adopt and disclose a code of ethics and compliance program which further eliminates the need for the Proposal. Clearly, the process of evaluation sought by the Proposal is already required by the rules as promulgated by AMEX.

The Proposal is therefore moot and may be excluded from the Company's proxy soliciting materials in accordance with Rule 14a-8(i)(10).

V. *The Proposal May be Omitted Because it is so Vague as to be Misleading.*

Rule 14a-8(i)(3) provides that a company may omit a proposal that is misleading. The Proposal would forbid the Company from "doing business" with any company that an officer or director of the Company has a financial interest in. The Proposal is vague because it puts no limits on the type or dollar amount of business that is forbidden. Technically, under the Proposal would disallow a transaction for a nominal fee with a company in which an officer or director of the Company held a small amount of securities. As such, the Proposal would be misleading to the Company's stockholders and may be omitted under Rule 14a-8(i)(3).

VI. *Conclusion*

On behalf of the Company, we respectfully request the concurrence of the Commission Staff that it will not recommend enforcement action if the Proposal is omitted from the Company's 2003 Proxy Statement. Should the Commission Staff disagree with the Company's conclusions or require any additional information relating to this request, we would appreciate an opportunity to confer with the Commission Staff prior to the issuance of its response. Please contact the undersigned at (310) 552-5045 with any questions regarding this request.

Very truly yours,



Thomas J. Poletti, Esq.

Enclosures

Cc: Mr. Don Denis (*w/ Enclosures*).

Exhibit A

Stockholder Proposal

Genetronics Shareholder Proposal- Financial Conflict of Interest Proposal

Genetronics
11199 Sorrento Valley Road
San Diego, CA 92121-1334
ATTN: Doug Murdock, Corporate Secretary

November 1st, 2002

Dear Mr. Murdock,

I am a shareholder of Genetronics, and I would like to put the following proposal on the ballot at the next annual shareholder meeting.

Conflict of Interest Proposal
This proposal stipulates that the officers, directors, and board members of Genetronics shall avoid all financial conflicts of interest. Specifically, Genetronics shall not do business with any company in which an officer, director, or board member has a financial stake in the company in which they are doing business.

An example of this type of financial conflict of interest is Genetronics doing business with Catalyst Corporate Finance Lawyers, where the current Chairman of the Board of Genetronics, Jim Heppell, is a Partner in Catalyst Corporate Finance Lawyers.

Supporting Statement
Financial conflicts of interest by officers, directors, and board members of a company should always be avoided. Financial conflicts of interest cloud fair and impartial judgement, and oftentimes influence decisions that are not in the best interest of the company or its shareholders. Officers, directors, and board members of a company should operate with high ethical standards, and avoiding financial conflicts of interests is part of sound, ethical, business practices. In today's business climate, it is important not only to avoid financial conflicts of interest, but to also avoid the appearance of financial conflicts of interest.

Certification of Eligibility
I hereby certify my eligibility to submit this proposal. I have continuously held at least $2000 of Genetronics stock for the past 12 months, and I intend to continue to hold this stock through the date of the next annual shareholders meeting. I meet all the eligibility requirements as outlined in SEC 240.14a-8. Attached is a written statement from the record holder of my securities validating my ownership of Genetronics securities through the required holding period.

I request that you certify my eligibility in writing with 1 week of receipt of this proposal.

Don Denis
11352 Mandrake Pt
San Diego CA 92131

Day phone 858-882-2498
Eve phone 858-693-8259
Pager 858-494-4829
Dondenis@san.rr.com, or ddenis@kyocera-wireless.com

Attachment: Written Statement from Fidelity Brokerage Services

Acknowledgement of receipt of Shareholder Proposal, Certification of Eligibility Statement, and written statement from Securities Broker

The undersigned acknowledge receipt of the Genetronics Shareholder Proposal submitted by Don Denis dated 11/1/02, (which includes a certification of eligibility), and receipt of a letter from Fidelity Investments (dated 11/1/02) confirming that Don Denis has owned a position in Genetronics stock, valued at $2000 or more, for the past 12 months.



Doug Murdock, Corporate Secretary   Date



Don Denis, Shareholder   Date

February 4, 2003

Securities and Exchange Commision
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Shareholder Proposal submitted to Genetronics Biomedical Corporation

Dear Sir or Madam:

Pursuant to my understanding of the rules (14a-8) concerning the filing of shareholder proposals, I am respectfully submitting this response to the commission regarding the decision by Genetronics Biomedical Corporation to omit my proposal from the company's proxy soliciting material for the 2003 Annual Meeting of Stockholders. Please acknowledge receipt of this letter by returning a stamped copy to me (in the enclosed self-address, stamped envelope) at your convenience.

I have been a shareholder in Genetronics since 1997, and have followed the company closely. I submitted my proposal due to disturbing patterns that I have seen with the business dealings of Genetronics and members of the board of directors over the past 3-4 years. Basically, the current chairman of the board, is a partner in a law firm in Vancouver. He has installed several of his close buddies on the board of directors, and in 2000 they engineered a "coup", and threw out the founder and president of the company. Since that time, they have brought in a succession of Presidents for the company over the last 3 years. The presidents have all been close associates of the chairman of the board, have been paid a lot of money, and have been paid even more money to leave (usually in less than a years time). Most disturbing, during this time, the chairman of the board of directors has steered several hundreds of thousands of dollars to his law firm (Catalyst law partners) for legal work (that's a lot of money for company of that size). There are a multitude of disturbing issues regarding the relationship of the chairman of the board, the company, and the Chairman's law firm. The former controller of the company told me he was forced out for protesting that he was never able to review the invoices or scope of work, for work that was performed Catalyst. Even though he approved payment for all expenditures of the company, he never once saw an invoice or scope of work from Catalyst.

I own more shares of the company than the chairman of the board. I do not believe his interests are aligned with the interests of the shareholders of the company. I believe that his interests are in self-dealing arrangements with the company. I course that is just my opinion. I have no proof of any wrong doing by anyone with the current arrangement, but my gut instinct tells me there is a major conflict of interest going on here. This current (incestuous) relationship may be "legal", but I do not believe it is ethical or in the best interests of shareholders. That is why I submitted the shareholder proposal (attached) to limit conflict of interest arrangements. I have spoken with several other shareholders, and they are in total agreement with this issue.

I am not an attorney, and I do not have money to "fight" the company on this issue. I am just a shareholder who is trying to do the right thing for the shareholders of the company. I am assuming at this point that the company's (and Chairman's) legal war chest will be able to overcome my proposal being placed on the ballot, as it has obviously struck a nerve with the current Chairman/Management of the company, and as they have formally rejected the proposal. All I am asking is that the shareholders have an opportunity to express their opinion on the shareholder proposal by having it placed on the ballot. I obviously cannot support this request with references to past division rulings, legal precedents, etc., but I would appeal to the common sense of the commission. If you would like to discuss this issue with me, please feel free to contact me at the numbers below.

Respectfully submitted, Don Denis

Phone (day) 858-882-2498
Phone (eve) 858-693-8259

11352 Mandrake Pt, San Diego CA 92131

cc: Avtar Dhillon President and CEO, Genetronics Inc, 1119 Sorrento Valley Rd San Diego, CA 92121

Genetronics Shareholder Proposal- Financial Conflict of Interest Proposal

Genetronics
11199 Sorrento Valley Road
San Diego, CA 92121-1334
ATTN: Doug Murdock, Corporate Secretary

November 1st, 2002

Dear Mr. Murdock,

I am a shareholder of Genetronics, and I would like to put the following proposal on the ballot at the next annual shareholder meeting.

Conflict of Interest Proposal
This proposal stipulates that the officers, directors, and board members of Genetronics shall avoid all financial conflicts of interest. Specifically, Genetronics shall not do business with any company in which an officer, director, or board member has a financial stake in the company in which they are doing business.

An example of this type of financial conflict of interest is Genetronics doing business with Catalyst Corporate Finance Lawyers, where the current Chairman of the Board of Genetronics, Jim Heppell, is a Partner in Catalyst Corporate Finance Lawyers.

Supporting Statement
Financial conflicts of interest by officers, directors, and board members of a company should always be avoided. Financial conflicts of interest cloud fair and impartial judgement, and oftentimes influence decisions that are not in the best interest of the company or its shareholders. Officers, directors, and board members of a company should operate with high ethical standards, and avoiding financial conflicts of interests is part of sound, ethical, business practices. In today's business climate, it is important not only to avoid financial conflicts of interest, but to also avoid the appearance of financial conflicts of interest.

Certification of Eligibility
I hereby certify my eligibility to submit this proposal. I have continuously held at least $2000 of Genetronics stock for the past 12 months, and I intend to continue to hold this stock through the date of the next annual shareholders meeting. I meet all the eligibility requirements as outlined in SEC 240.14a-8. Attached is a written statement from the record holder of my securities validating my ownership of Genetronics securities through the required holding period.

I request that you certify my eligibility in writing with 1 week of receipt of this proposal.

Don Denis
11352 Mandrake Pt
San Diego CA 92131

Day phone 858-882-2498
Eve phone 858-693-8259
Pager 858-494-4829
Dondenis@san.rr.com, or ddenis@kyocera-wireless.com

Attachment: Written Statement from Fidelity Brokerage Services

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genetronics Biomedical Corporation
Incoming letter dated January 31, 2003

The proposal stipulates that the officers and directors of the company shall avoid "all" financial conflicts of interest and shall not do business with any company in which an officer or director has a financial stake in the company in which they are doing business.

There appears to be some basis for your view that Genetronics may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business matters. In this regard, we note that the proposal appears to include matters relating to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Genetronics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Genetronics relies.

Sincerely,



Katherine W. Hsu
Attorney-Advisor